NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(a company incorporated in the Cayman Islands with limited liability)

11/F, Ka Wah Bank Centre, 232 Des Voeux Road Central, Hong Kong
Fax: (852) 2868 4483

May 15, 2008

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404
Mail Stop 3561
Attn: Mr. William Choi and Ms. Yong Kim

Re:           Ninetowns Internet Technology Group Company Limited
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed July 16, 2007
File No. 0-51025

Dear Mr. Choi and Ms. Kim:

We understand that the deadline for our response to the Commission’s questions has been extended by Ms. Jennifer Thompson to June 6, 2008 pursuant to an email correspondence from Ms. Kim to our legal counsel, Mr. David Wang of Paul, Hastings, Janofsky and Walker LLP, on May 14, 2008.  We very much appreciate the extension and will work hard to respond to the Commission’s questions prior to the new deadline.

Please feel free to contact me at +852 9021 9597 with any questions.

Sincerely,

/s/  Tommy S.L. Fork
Tommy S.L. Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited